

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Ms. Debby R. Zurzolo
Executive Vice President, Secretary and General Counsel
The Cheesecake Factory Incorporated
26901 Malibu Hills Road
Calabasas Hills, CA 91301

> **Re:** **The Cheesecake Factory Incorporated**
> **Form 10-K for the Year Ended December 29, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 23, 2010**
> **File No. 000-20574**

Dear Ms. Zurzolo:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc (via fax):   Ms. Debby R. Zurzolo
                 (818) 871-8325